

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

Via E-mail
Steven A. Cossé
President and Chief Executive Officer
Murphy USA Inc.
422 North Washington Avenue
El Dorado, Arkansas 71730-5616

> **Re:** **Murphy USA Inc.**
> **Amendment No. 1 and 2 to Registration Statement on Form 10**
> **Filed June 20 and 28, 2013**
> **File No. 001-35914**

Dear Mr. Cossé:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 Information Statement

The Separation, page 33

Treatment of Outstanding Compensation Awards, page 34

1. We note your revisions to your Information Statement regarding the treatment of outstanding awards to indicate that you will ensure that the various awards will be "equitably adjusted to preserve the intrinsic value." Please elaborate to clarify how such adjustments will be made with a view to explaining how you will determine equity in each instance.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page 84</u>

2. We reviewed your response to comment 7 in our letter dated June 3, 2013 and your revised disclosures. Notwithstanding your pro forma presentation of the dividend payment, we believe that you should present a pro forma balance sheet reflecting a planned distribution to owners (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing. Additionally, to the extent that the distribution exceeds the current year's earnings, please present pro forma per share data within your historical financial statements. We will not object if you also present this information within your separate unaudited pro forma financial statements.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director